Vericimetry Funds
800 Wilshire Blvd. Ste. 300
Los Angeles CA 90017

November 8, 2011

Kimberly Browning, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Washington D.C. 20549

Re: Vericimetry Funds (the "Trust")
File Nos. 811-22578, 333-175410

Dear Ms. Browning:

This letter responds to the oral comments of the staff (the "Staff") of the Securities and Exchange Commission ("SEC") to Pre-Effective Amendment No. 2 to the registration statement of the Trust filed with the SEC on October 18, 2011.  Vericimetry Advisors LLC (the "Adviser") on behalf of the Trust has reviewed the Staff's comments from the telephone conversation of November 2, 2011, regarding the Trust and Vericimetry U.S. Small Cap Value Fund (the "Fund"), the initial proposed series of the Trust.

The Staff's comments and the Trust's responses are set forth below.

Prospectus

Fund Summary Information

1.	The Staff requested the Trust to revise the fee table disclosure language to indicate whether organizational costs are recoupable under the fee waiver and expense limitation.

Vericimetry Response: The fee table disclosure was revised to indicate the contractual nature of the fee waiver and expense limitation agreement and to confirm that the offering, but not the organizational costs, are recoupable under the terms of that agreement.

2.	The Staff requested a statement in a note to the fee table addressing the likelihood of extraordinary costs in the first year of the Fund' operations.

Vericimetry Response:  We have added a sentence to the fee table stating that the Fund does not expect extraordinary costs in the first year of its operations.

3.
The Staff requested the removal of the parenthetical in the fee example which explained the calculation of the costs in the example: ("except that the fee example reflects the current expense limitation for the one year period and the first year of the three year period.")  The Staff noted while the intent of the explanation was appreciated it was not a required element of the example as prescribed in Form N-1A, and thus should be removed.

Kimberly Browning, Esq.
November 8, 2011

Vericimetry Response:  We have revised the example language to remove the parenthetical phrase.

Principal Investment Strategies

4.
In the section on Principal Investment Strategies (and subsequently throughout the remainder of the Prospectus and the Statement of Additional Information ("SAI")), the Staff requested the Trust to clarify the use of the term "equity securities and" to indicate the specific type of equity security being utilized by the Fund.

Vericimetry Response: We have replaced the term "equity securities" with "common stocks."

5.
The Staff requested the Trust with respect to the Fund's 80% policy (under Rule 35d-1(a)(3)) to set forth the criteria utilized by the Fund to determine whether an issuer is economically tied to the geographic region or particular country suggested by its name. In this case, Vericimetry U.S. Small Cap Value Fund. (Emphasis added).

Vericimetry Response: We have revised the language to state that the Fund invests at least 80% of its net assets in common stocks of U.S. companies that were small cap companies at the time the securities were purchased.  We further clarified that U.S. companies are companies organized in the U.S. and that trade in U.S. securities markets.

6.	In the Principal Investment Strategies section, the Staff noted the following language:
"The Adviser may modify the market capitalization weights as it deems appropriate in order to give a greater weight to the securities in the Fund with smaller market capitalization or to account for individual security liquidity."  The Staff expressed concern that the use of this phrase could imply that the Adviser was indicating that it would be able to alter or redefine the Fund's investable universe outside of the parameters stipulated in the Prospectus.

Vericimetry Response: The phrase was removed from the registration statement as the Fund has a specifically defined market capitalization range.

7.
The Staff asked the Trust to clarify the discussion of "techniques used to track individual tax lots" under the explanation of the way the Adviser seeks to reduce taxable distributions by the Fund. The Staff questioned whether the phrase was in "plain English" and thought it might not be easily interpreted by investors.

Vericimetry Response: The Prospectus was revised to delete any reference to individual tax lot tracking.

8.
The Staff noted the use of cash investments by the Fund and indicated the Prospectus should remove reference to open-ended terms and phrases such as "including" and "other conditions" and instead list out the specific cash or cash equivalent securities utilized by the Fund and the reasons for their use.

Vericimetry Response: The Prospectus was revised to list the specific cash and cash-equivalent investments and the reasons for their use. The language now reads:  "A portion of the Fund's assets may be held in cash or cash-equivalent investments, consisting of U.S. Government securities, money market funds, short-term instruments, commercial paper and other high quality money market instruments in response to either pending investment of cash balances, for liquidity purposes in anticipation of possible redemptions or for temporary defensive purposes in an attempt to respond to adverse market, economic, political or other conditions. While the Fund is investing for temporary defensive purposes, it may not meet its investment objectives."

Kimberly Browning, Esq.
November 8, 2011

Principal Risks of Investing in the Fund

9.	The Staff stated that if the Fund will invest principally in common stocks, the risks of common stocks should be disclosed.

Vericimetry Response:  We have added disclosure about the risk of investing in common stocks, including that holders of common stock are in a subordinate position to preferred stock holders as well as creditors of the issuer.

10.	The Staff asked whether the Fund will invest in microcap stocks.

Vericimetry Response:  The Fund may hold microcap stocks.  We have added disclosure about the risk of such investments to the Prospectus and SAI.

11.
The Staff noted the Prospectus should disclose as a part of its Management Risk disclosure under the Principal Risks of Investing in the Fund that the Adviser has no prior experience managing a registered investment company.

Vericimetry Response:  We have revised the Management Risk disclosure to indicate the Adviser is a newly formed entity with no prior experience managing a registered investment company.

Purchasing and Redeeming Shares

12.
The Staff requested the removal of all extra information from the section – "Purchasing and Redeeming Shares of the Fund" in order to provide only those elements as required in Item 6 of Form N-1A.  The Staff advised that any additional information be relocated to the expanded discussion below Item 9.

Vericimetry Response: We relocated the expanded information to Item 11.

How to Purchase and Redeem Shares

13.
The Staff questioned the use of the phrase: "All investments are subject to approval by the Adviser." The Staff noted the Fund reserves the right to suspend offering shares or reject orders and indicated the Fund provide the basis for when it would do so.

Vericimetry Response: The Prospectus was revised language to remove reference to the Adviser and now discloses that "the Fund reserves the right, in its sole discretion, to suspend the offering of shares or reject purchase orders when, in the judgment of management, such suspension or rejection is in the best interest of the Fund."

14.
The Staff requested the language in the section entitled "How to Purchase and Redeem Shares" regarding investor account opening documentation and transaction instructions be modified to define "good order" as encompassing specific information and supporting legal documentation as indicated on the account registration forms in general, rather than provide the list of possible supporting documentation that might be required.

Vericimetry Response: We have revised the disclosure in this section to identify "good order" to reflect "properly executed account registration form and any additional supporting legal documentation as specified on the account registration forms." And in the case of redemption requests, "good order" includes "the Fund name, name(s) on the account, the account number, the number of shares to be redeemed, any required signatures of all account owners exactly as they are registered on the account, any required signatures, medallion guaranteed, and any supporting legal documentation that is required as stipulated on the account registration forms."

Kimberly Browning, Esq.
November 8, 2011

In-Kind Redemptions

15.
The Staff requested disclosure of whether securities remitted with a redemption in-kind could contain illiquid securities and if so to disclose the risks shareholders may have liquidating such securities.

Vericimetry Response: We have added the following disclosure to the Prospectus: "An in-kind distribution of portfolio securities could include illiquid securities. Illiquid securities may not be able to be sold quickly or at a price that reflects full value, which could cause an investor to realize losses on the security if the security is sold at a price lower than that at which it had been valued."

Frequent Trading Policy

16.
The Staff requested the Prospectus to use the exact phrase as used in Item 11 of Form N-1A as applicable – i.e., whether the Fund discourages or accommodates frequent purchases and redemptions of the Fund shares by Fund shareholders.

Vericimetry Response: The above-referenced phrase was revised as follows: "The Fund is intended for long-term investment purposes and not for excessive short-term trading or market timing and as such, does not accommodate frequent purchases and redemptions of Fund shares by Fund shareholders."

SAI

Investment Restrictions

17.
Non-Fundamental Investment Policies – The Staff noted the Trust should stipulate the specific limitations it has adopted as pertains to borrowing and loans.  The Staff also asked whether the Fund would engage in reverse repurchase agreement transactions.

Vericimetry Response: The section has been revised to include the following:

(i) that borrowing may occur in the form of borrowing money from a bank for temporary or emergency purposes only.

(ii) the Fund may not engage in securities lending or make any loan if as a result more than  33 1/3% of its total assets would be lent to other parties.

Please note that the Fund currently does not intend to engage in reverse repurchase agreement transactions.

Non-Principal Investment Strategies and Related Risks

18.	Securities Lending. The Staff requested the Trust to clarify whether the Fund will retain the ability to recall securities on loan to vote proxies.

Vericimetry Response: The disclosure was revised to read: "The Fund will have the right to regain record ownership of loaned securities in order to exercise subscription rights and rights to dividends, interest, or distributions or ownership rights such as voting rights in the case of material events affecting securities loaned."

Kimberly Browning, Esq.
November 8, 2011

Taxation

19.	The Staff asked the Trust to clarify the "Equalization Accounting" disclosure.

Vericimetry Response: Because the Fund does not currently intend to use equalization accounting, it has deleted this section.

Disclosure of Portfolio Holdings

20.
The Staff stated that the Trust should list the specific entities who receive non-public portfolio holdings information on an ongoing basis and the nature of those relationships. The disclosure should also indicate whether the entities receiving such information are any duty not to trade based on such information.

Vericimetry Response: The disclosure has been updated to list the specific entities that will receive non-lagged holdings on a daily or ongoing basis and the fact that these recipients are under obligation by virtue of agreement terms to not trade on the holdings information shared with them.

*	*	*	*

We hereby acknowledge that (i) the Trust is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kimberly Browning, Esq.
November 8, 2011

If you have any additional comments or questions, please contact the undersigned at (310) 621-5123.

Sincerely,

/s/ Stacey Helmeyer
Stacey Helmeyer
Chief Compliance Officer

cc:	Glenn S. Freed
Bibb L. Strench